Exhibit 99.1

Baidu Announces Third Quarter 2023 Results

BEIJING, China, November 21, 2023 — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the third quarter ended September 30, 2023.

“Baidu reported solid third-quarter financial results, demonstrating resilience in a challenging economic climate,” said Robin Li, Co-founder and CEO of Baidu. “I am particularly pleased with our continuous technological enhancements and product improvements against the backdrop of emerging opportunities in generative AI and foundation models. Notably, we launched ERNIE 4.0, our most powerful foundation model. We have also harnessed the power of ERNIE and ERNIE Bot to reinvent our consumer-facing and enterprise-facing products, as well as our own operations, providing AI-native experiences and driving efficiency gains. Meanwhile, we’ve fully opened ERNIE API to cloud enterprises, empowering them to develop their own AI-native applications and solutions. Our AI-centric business and product strategy should set the stage for sustained multi-year revenue and profit expansion within our ERNIE and ERNIE Bot ecosystem.”

“Baidu Core maintained stable margins in the quarter,” said Rong Luo, CFO of Baidu. “Our ongoing investments in AI have underpinned technological and product innovations. Moving forward, while we will continue prioritizing investments in AI, especially in generative AI and foundation models, we will do so with an unrelenting focus on efficiency and strategic resource allocation.”

Third Quarter 2023 Financial Highlights1

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q3 2022	Q2 2023	Q3 2023		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	32,540	34,056	34,447	4,721	6%	1%
Operating income	5,317	5,210	6,274	860	18%	20%
Operating income (non-GAAP)[2]	7,200	7,334	7,596	1,041	6%	4%
Net (loss) income to Baidu	(146)	5,210	6,681	916	—	28%
Net income to Baidu (non-GAAP)[2]	5,889	7,998	7,267	996	23%	(9%)
Diluted (loss) earnings per ADS	(0.87)	14.17	18.22	2.50	—	29%
Diluted earnings per ADS (non-GAAP)[2]	16.87	22.55	20.40	2.80	21%	(10%)
Adjusted EBITDA[2]	8,879	9,116	9,505	1,303	7%	4%
Adjusted EBITDA margin	27%	27%	28%	28%

1

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.2960 as of September 29, 2023, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

2	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

	Baidu Core
(In millions, unaudited)	Q3 2022	Q2 2023	Q3 2023		YOY	QOQ

	RMB	RMB	RMB	US$
Total revenues	25,239	26,407	26,572	3,642	5%	1%
Operating income	4,982	4,568	5,498	754	10%	20%
Operating income (non-GAAP)[2]	6,650	6,516	6,672	914	0%	2%
Net income to Baidu Core	25	5,012	6,436	882	25,644%	28%
Net income to Baidu Core (non-GAAP)[2]	5,767	7,694	6,956	953	21%	(10%)
Adjusted EBITDA[2]	8,239	8,229	8,513	1,167	3%	3%
Adjusted EBITDA margin	33%	31%	32%	32%

Operational Highlights

Corporate

•	Baidu launched ERNIE 4.0 (EB4) in October 2023. EB4 is now accessible to users on ERNIE Bot. In addition, enterprise customers can use EB4 via our cloud API.

•	Baidu returned US$126 million to shareholders since the beginning of Q3 2023, bringing the cumulative repurchase to US$351 million under the current share repurchase program.

•	Baidu established the Technology Ethics Committee in October 2023 to guide the practices of technology professionals.

Intelligent Driving

•

Apollo Go, Baidu’s autonomous ride-hailing service, provided 821K rides in the third quarter of 2023, up 73% year over year. As of September 30, 2023, the cumulative rides provided to the public by Apollo Go reached 4.1 million.

Mobile Ecosystem

•	In September 2023, Baidu App’s MAUs reached 663 million, up 5% year over year.

•	Managed Page accounted for 53% of Baidu Core’s online marketing revenue in the third quarter of 2023.

iQIYI

•

iQIYI’s average daily number of total subscribing members for the quarter was 107.5 million, compared to 101.0 million for the third quarter of 2022 and 111.2 million for the second quarter of 2023. More importantly, iQIYI’s monthly average revenue per membership (ARM3) for the quarter was RMB15.54, compared to RMB13.90 for the third quarter of 2022 and RMB14.82 for the second quarter of 2023, increasing 12% year over year.

Third Quarter 2023 Financial Results

Total revenues were RMB34.4 billion ($4.72 billion), increasing 6% year over year.

•

Revenue from Baidu Core was RMB26.6 billion ($3.64 billion), increasing 5% year over year; online marketing revenue was RMB19.7 billion ($2.70 billion), up 5% year over year, and non-online marketing revenue was RMB6.9 billion ($943 million), up 6% year over year.

•	Revenue from iQIYI was RMB8.0 billion ($1.10 billion), increasing 7% year over year.

Cost of revenues was RMB16.3 billion ($2.23 billion), which remained essentially unchanged compared to the same period last year.

Selling, general and administrative expenses were RMB5.8 billion ($792 million), increasing 11% year over year, primarily due to an increase in channel spending and promotional marketing expenses.

Research and development expenses were RMB6.1 billion ($836 million), increasing 6% year over year, primarily due to an increase in server depreciation expenses and server custody fees which support ERNIE Bot research inputs.

Operating income was RMB6.3 billion ($860 million). Baidu Core operating income was RMB5.5 billion ($754 million), and Baidu Core operating margin was 21%. Non-GAAP operating income was RMB7.6 billion ($1.04 billion). Non-GAAP Baidu Core operating income was RMB6.7 billion ($914 million), and non-GAAP Baidu Core operating margin was 25%.

Total other income, net was RMB1.9 billion ($261 million), compared to total other loss, net of RMB4.8 billion for the same period last year, mainly due to: (1) a recognition of RMB338 million gain versus RMB3.1 billion loss for the same period last year from fair value changes in long-term investments; and (2) a decrease in impairment of long-term investments by RMB1.4 billion.

Income tax expense was RMB1.3 billion ($175 million), increasing 41% year over year, primarily due to an increase in profit before tax.

3

The monthly ARM for the quarter is calculated by dividing iQIYI’s total revenues from membership services during a given quarter by the average daily number of total subscribing members for that quarter and the number of months in the quarter.

Net income attributable to Baidu was RMB6.7 billion ($916 million), and diluted earnings per ADS was RMB18.22 ($2.50). Net income attributable to Baidu Core was RMB6.4 billion ($882 million), and net margin for Baidu Core was 24%. Non-GAAP net income attributable to Baidu was RMB7.3 billion ($996 million). Non-GAAP diluted earnings per ADS was RMB20.40 ($2.80). Non-GAAP net income attributable to Baidu Core was RMB7.0 billion ($953 million), and non-GAAP net margin for Baidu Core was 26%.

Adjusted EBITDA was RMB9.5 billion ($1.30 billion) and adjusted EBITDA margin was 28%. Adjusted EBITDA for Baidu Core was RMB8.5 billion ($1.17 billion) and adjusted EBITDA margin for Baidu Core was 32%.

As of September 30, 2023, cash, cash equivalents, restricted cash and short-term investments were RMB202.7 billion ($27.78 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB197.4 billion ($27.06 billion). Free cash flow was RMB6.0 billion ($822 million), and free cash flow excluding iQIYI was RMB5.2 billion ($709 million).

Recent Development

Baidu has appointed Ms. Sandy Ran Xu as an independent director of the Board of Directors of the Company (the “Board”), effective from January 1, 2024.

Ms. Xu has served as CEO and executive director of JD.com since May 2023. Prior to her current role, Ms. Xu served as CFO of JD.com from June 2020 to May 2023. Prior to joining JD.com, Ms. Xu was an audit partner and spent nearly 20 years with PricewaterhouseCoopers Zhong Tian LLP, Beijing office and PricewaterhouseCoopers, San Jose office. Ms. Xu currently also serves as a director of Yonghui Supermarket Co., Ltd. Ms. Xu was a Certified Public Accountant in both China and the United States. Ms. Xu received her bachelor’s degree with a double major in information science and economics from Peking University.

Conference Call Information

Baidu’s management will hold an earnings conference call at 7.30 AM on November 21, 2023, U.S. Eastern Time (8.30 PM on November 21, 2023, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc Q3 2023 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click:

https://s1.c-conf.com/diamondpass/10034602-0jdhg4.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non- GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, and contingent loss pertaining to legal proceeding in relation to former advertising agencies.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, and contingent loss pertaining to legal proceeding in relation to former advertising agencies, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, share-based compensation expenses, and contingent loss pertaining to legal proceeding in relation to former advertising agencies.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure”.

Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$(2)
Revenues:
Online marketing services	19,943	21,081	21,346	2,926
Others	12,597	12,975	13,101	1,795

Total revenues	32,540	34,056	34,447	4,721

Costs and expenses:
Cost of revenues(1)	16,273	16,167	16,294	2,233
Selling, general and administrative(1)	5,193	6,298	5,778	792
Research and development(1)	5,757	6,381	6,101	836

Total costs and expenses	27,223	28,846	28,173	3,861

Operating income	5,317	5,210	6,274	860
Other (loss) income:
Interest income	1,619	1,948	2,082	285
Interest expense	(724)	(817)	(853)	(117)
Foreign exchange (loss) gain, net	(806)	1,176	(26)	(4)
Share of losses from equity method investments	(376)	(383)	(398)	(55)
Others, net	(4,483)	(555)	1,100	152

Total other (loss) income, net	(4,770)	1,369	1,905	261

Income before income taxes	547	6,579	8,179	1,121
Income tax expense	908	1,270	1,282	175

Net (loss) income	(361)	5,309	6,897	946
Net (loss) income attributable to noncontrolling interests	(215)	99	216	30

Net (loss) income attributable to Baidu	(146)	5,210	6,681	916

	Three Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$(2)
(Loss) earnings per ADS (1 ADS representing 8 Class A ordinary shares):
— Basic	(0.87)	14.34	18.45	2.53
— Diluted	(0.87)	14.17	18.22	2.50
(Loss) earnings per share for Class A and Class B ordinary shares:
— Basic	(0.11)	1.79	2.31	0.32
— Diluted	(0.11)	1.77	2.28	0.31
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
— Basic	2,790	2,804	2,814	2,814
— Diluted	2,790	2,834	2,846	2,846

(1) Includes share-based compensation expenses as follows:
Cost of revenues	84	194	139	19
Selling, general and administrative	480	446	358	49
Research and development	1,039	1,403	778	108

Total share-based compensation expenses	1,603	2,043	1,275	176

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the exchange rate in effect as of September 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	53,156	34,908	4,785
Restricted cash	11,330	11,392	1,561
Short-term investments, net	120,839	156,359	21,431
Accounts receivable, net	11,733	10,712	1,468
Amounts due from related parties	5,432	4,962	680
Other current assets, net	10,360	12,084	1,656

Total current assets	212,850	230,417	31,581

Non-current assets:
Fixed assets, net	23,973	26,481	3,630
Licensed copyrights, net	6,841	6,992	958
Produced content, net	13,002	12,626	1,731
Intangible assets, net	1,254	1,012	139
Goodwill	22,477	22,586	3,096
Long-term investments, net	55,297	52,553	7,203
Long-term time deposits and held-to-maturity investments	23,629	25,260	3,462
Amounts due from related parties	60	147	20
Deferred tax assets, net	2,129	1,783	244
Operating lease right-of-use assets	10,365	10,512	1,441
Other non-current assets	19,096	20,665	2,832

Total non-current assets	178,123	180,617	24,756

Total assets	390,973	411,034	56,337

	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	5,343	11,735	1,608
Accounts payable and accrued liabilities	38,014	37,184	5,096
Customer deposits and deferred revenue	13,116	15,043	2,062
Deferred income	72	151	21
Long-term loans, current portion	—	1	—
Convertible senior notes, current portion	8,305	3,114	427
Notes payable, current portion	6,904	6,179	847
Amounts due to related parties	5,067	5,241	718
Operating lease liabilities	2,809	2,953	405

Total current liabilities	79,630	81,601	11,184

Non-current liabilities:
Deferred income	159	119	16
Deferred revenue	331	421	58
Amounts due to related parties	99	83	11
Long-term loans	13,722	14,472	1,984
Notes payable	39,893	35,861	4,915
Convertible senior notes	9,568	8,349	1,144
Deferred tax liabilities	2,898	2,750	377
Operating lease liabilities	4,810	4,830	662
Other non-current liabilities	2,058	1,838	253

Total non-current liabilities	73,538	68,723	9,420

Total liabilities	153,168	150,324	20,604

Redeemable noncontrolling interests	8,393	9,276	1,271
Equity
Total Baidu shareholders’ equity	223,478	242,427	33,227
Noncontrolling interests	5,934	9,007	1,235

Total equity	229,412	251,434	34,462

Total liabilities, redeemable noncontrolling interests, and equity	390,973	411,034	56,337

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended September 30, 2022 (RMB)					Three months ended June 30, 2023 (RMB)				Three months ended September 30, 2023 (RMB)				Three months ended September 30, 2023 (US$)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.
Total revenues	25,239	7,471	(170)		32,540	26,407	7,802	(153)	34,056	26,572	8,015	(140)	34,447	3,642	1,098	(19)	4,721
YOY										5%	7%		6%
QOQ										1%	3%		1%
Costs and expenses: Cost of revenues(1)	10,745	5,705	(177)		16,273	10,553	5,774	(160)	16,167	10,610	5,840	(156)	16,294	1,454	800	(21)	2,233
Selling, general and administrative(1)	4,231	980	(18)		5,193	5,344	979	(25)	6,298	4,810	981	(13)	5,778	659	135	(2)	792
Research and development(1)	5,281	476	—		5,757	5,942	439	—	6,381	5,654	447	—	6,101	775	61	—	836

Total costs and expenses	20,257	7,161	(195)		27,223	21,839	7,192	(185)	28,846	21,074	7,268	(169)	28,173	2,888	996	(23)	3,861

YOY
Cost of revenues										(1%)	2%		0%
Selling, general and administrative										14%	0%		11%
Research and development										7%	(6%)		6%
Costs and expenses										4%	1%		3%
Operating income	4,982	310	25		5,317	4,568	610	32	5,210	5,498	747	29	6,274	754	102	4	860
YOY										10%	141%		18%
QOQ										20%	22%		20%
Operating margin	20%	4%			16%	17%	8%		15%	21%	9%		18%
Add: total other
(loss) income, net	(4,108)	(662)	—		(4,770)	1,603	(234)	—	1,369	2,159	(254)	—	1,905	296	(35)	—	261
Less: income tax expense	866	42	—		908	1,262	8	—	1,270	1,272	10	—	1,282	174	1	—	175
Less: net (loss) income attributable to NCI	(17)	1	(199	)(3)	(215)	(103)	3	199 (3)	99	(51)	7	260 (3)	216	(6)	1	35 (3)	30

Net income (loss) attributable to Baidu	25	(395)	224		(146)	5,012	365	(167)	5,210	6,436	476	(231)	6,681	882	65	(31)	916

YOY										25,644%	—		—
QOQ										28%	30%		28%
Net margin	0%	(5%)			(0%)	19%	5%		15%	24%	6%		19%

	Three months ended September 30, 2022 (RMB)				Three months ended June 30, 2023 (RMB)				Three months ended September 30, 2023 (RMB)				Three months ended September 30, 2023 (US$)
	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.
Non-GAAP financial measures:
Operating income (non-GAAP)	6,650	525		7,200	6,516	786		7,334	6,672	895		7,596	914	123		1,041
YOY									0%	70%		6%
QOQ									2%	14%		4%
Operating margin (non-GAAP)	26%	7%		22%	25%	10%		22%	25%	11%		22%
Net income attributable to Baidu (non-GAAP)	5,767	187		5,889	7,694	595		7,998	6,956	622		7,267	953	85		996
YOY									21%	233%		23%
QOQ									(10%)	5%		(9%)
Net margin (non-GAAP)	23%	3%		18%	29%	8%		23%	26%	8%		21%
Adjusted EBITDA	8,239	615		8,879	8,229	855		9,116	8,513	963		9,505	1,167	132		1,303
YOY									3%	57%		7%
QOQ									3%	13%		4%
Adjusted EBITDA margin	33%	8%		27%	31%	11%		27%	32%	12%		28%

(1) Includes share-based compensation as follows:
Cost of revenues	45	39		84	160	34		194	107	32		139	15	4		19
Selling general and administrative	375	105		480	356	90		446	290	68		358	40	9		49
Research and development	978	61		1,039	1,358	45		1,403	732	46		778	100	8		108

Total share-based compensation	1,398	205		1,603	1,874	169		2,043	1,129	146		1,275	155	21		176

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net income/(loss) attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	September 30, 2022			June 30, 2023			September 30, 2023			September 30, 2023
	(RMB)			(RMB)			(RMB)			(US$)
	Baidu			Baidu			Baidu			Baidu
	excl.		Baidu,	excl.		Baidu,	excl.		Baidu,	excl.		Baidu,
	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.
Net cash provided by operating activities	8,543	196	8,739	9,746	886	10,632	8,694	831	9,525	1,192	114	1,306
Net cash provided by (used in) investing activities	7,603	407	8,010	7,309	(421)	6,888	(11,345)	(55)	(11,400)	(1,555)	(8)	(1,563)
Net cash (used in) provided by financing activities	(5,967)	(106)	(6,073)	1,908	(1,176)	732	(5,253)	269	(4,984)	(720)	37	(683)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,980	60	2,040	496	128	624	153	5	158	21	1	22

Net increase (decrease) in cash, cash equivalents and restricted cash	12,159	557	12,716	19,459	(583)	18,876	(7,751)	1,050	(6,701)	(1,062)	144	(918)
Cash, cash equivalents and restricted cash At beginning of period	50,662	3,019	53,681	30,355	5,665	36,020	49,814	5,082	54,896	6,828	697	7,525
At end of period	62,821	3,576	66,397	49,814	5,082	54,896	42,063	6,132	48,195	5,766	841	6,607
Net cash provided by operating activities	8,543	196	8,739	9,746	886	10,632	8,694	831	9,525	1,192	114	1,306
Less: Capital expenditures	(2,140)	(48)	(2,188)	(2,693)	(13)	(2,706)	(3,525)	(4)	(3,529)	(483)	(1)	(484)

Free cash flow	6,403	148	6,551	7,053	873	7,926	5,169	827	5,996	709	113	822

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	September 30, 2022			June 30, 2023			September 30, 2023			September 30, 2023
	(RMB)			(RMB)			(RMB)			(US$)
	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,
	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.
Operating income	4,982	310	5,317	4,568	610	5,210	5,498	747	6,274	754	102	860
Add: Share-based compensation expenses	1,398	205	1,603	1,874	169	2,043	1,129	146	1,275	155	21	176
Add: Amortization and impairment of intangible assets(1)	56	10	66	74	7	81	45	2	47	5	—	5
Add: Contingent loss(4)	214	—	214	—	—	—	—	—	—	—	—	—

Operating income (non-GAAP)	6,650	525	7,200	6,516	786	7,334	6,672	895	7,596	914	123	1,041
Add: Depreciation of fixed assets	1,589	90	1,679	1,713	69	1,782	1,841	68	1,909	253	9	262

Adjusted EBITDA	8,239	615	8,879	8,229	855	9,116	8,513	963	9,505	1,167	132	1,303
Net income (loss) attributable to Baidu	25	(395)	(146)	5,012	365	5,210	6,436	476	6,681	882	65	916
Add: Share-based compensation expenses	1,394	205	1,497	1,872	169	1,949	1,128	146	1,194	155	20	164
Add: Amortization and impairment of intangible assets(1)	50	10	56	61	7	65	43	2	44	6	—	6
Add: Disposal (gain)	(6)	—	(6)	(919)	(89)	(959)	(753)	—	(753)	(103)	—	(103)
Add: Impairment of long-term investments	1,042	376	1,230	270	155	340	46	—	46	6	—	6
Add: Fair value loss (gain) of long-term investments	3,149	(27)	3,135	1,239	(4)	1,237	(384)	(2)	(385)	(53)	—	(53)
Add: Reconciling items on equity method investments(2)	237	16	245	296	(9)	292	572	—	572	78	—	78
Add: Contingent loss(4)	214	—	214	—	—	—	—	—	—	—	—	—
Add: Tax effects on non-GAAP adjustments(3)	(338)	2	(336)	(137)	1	(136)	(132)	—	(132)	(18)	—	(18)

Net income attributable to Baidu (non-GAAP)	5,767	187	5,889	7,694	595	7,998	6,956	622	7,267	953	85	996

	Three months ended			Three months ended			Three months ended			Three months ended
	September 30, 2022			June 30, 2023			September 30, 2023			September 30, 2023
	(RMB)			(RMB)			(RMB)			(US$)
	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,
	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.
Diluted earnings per ADS			(0.87)			14.17			18.22			2.50
Add: Accretion of the redeemable noncontrolling interests			0.45			0.50			0.53			0.07
Add: Non-GAAP adjustments to earnings per ADS			17.29			7.88			1.65			0.23

Diluted earnings per ADS (non-GAAP)			16.87			22.55			20.40			2.80

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.
(4)	This represents contingent loss pertaining to legal proceeding involving former advertising agency.